

September 24, 2021

Kevin R. Johnson
President and Chief Executive Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

      Re: Starbucks Corporation
          Form 10-K for Fiscal Year Ended September 27, 2020
          Filed November 12, 2020
          File No. 000-20322

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased competition to develop innovative new products that result in lower emissions; and
   - any anticipated reputational risks resulting from your operations or those of the business partners in your supply chain related to material greenhouse gas emissions.

3. If material, discuss the significant physical effects of climate change on your operations and results, including the quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of

insurance.

4.   Disclose any material litigation risks related to climate change and the potential impact to the company.

5.   Quantify any material increase in compliance costs related to climate change.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: JT Ho